BacTech Environmental Corporation

Address. Suite 409, 37 King St.,

East Toronto, Ontario

Canada M5C 1E9

Phone: (416) – 813-0303

Anuja A Majmudar

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BacTech Environmental Corporation
Offering Statement on Form 1-A
Filed: April 2, 2020
Response Dated: June 25, 2020
File No. 024-11187

June 25, 2020

Dear Ms. Majmudar,

This letter sets forth the response of BacTech Environmental Corporation, (“BCCEF” or the “Company”) to the Staff’s comment letter dated June 24, 2020.

Offering Statement on Form 1-A filed June 19, 2020

Dilution, page 14

1. Please update the historical net tangible book values utilized in your dilution tables along with the related computations to be not less current than the most recent financial statements included in the filing, e.g. presently as of December 31, 2019.

Response: The Company has updated its dilution table to December 31, 2019.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (416) 813-0303 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

BacTech Environmental Corporation

/s/ Ross Orr
Name:	Ross Orr
Title:	Chief Executive Officer, Director